Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
October 28, 2011
Via EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549-4631
ALST Casino Holdco, LLC
Registration Statement on Form 10
Ladies and Gentlemen:
          On behalf of ALST Casino Holdco, LLC, a Delaware limited liability company (the “Company”) we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) on Form 10 of the Company, together with Exhibits, marked to indicate changes from the Company’s registration statement on Form 10 (File No. 000-54480) (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2011.
          The Amendment No. 1 reflects the responses of the Company to comments regarding the Registration Statement received from the Staff of the Commission (the “Staff”) in an e-mail letter from Sonia Barros, dated October 27, 2011 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement.
          The Company has asked us to convey the following as its responses to the Staff:

ALST Casino Holdco, LLC

Item 2. Financial Information
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations- Six Months Ended June 30, 2011 and 2010, page 27
1.	We note your response to our prior comment 2 and your revision of your filing. Please tell us how you determined that your reconciling items for ‘Management fees’ and ‘Lease termination’ are either non-cash recurring or non-recurring. Please refer to Item 10(e) of Regulation S-K.
Response to Comment 1
          Please see revised disclosure on pages 27 and 28 of Amendment No. 1.
Financial Statements
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
3. Pro Forma Adjustments, page F-35
2.	We note your response to our prior comment 4. We are unable to agree with your conclusion that this adjustment complies with Article 11 of Regulation S-K. Please revise your filing to remove this pro forma adjustment.
Response to Comment 2
          Please see revised disclosure on pages F-31 and F-36 of Amendment No. 1.
Exhibits
3.	We note that you intend to file your exhibits with a Form 8-K upon the consummation of your Plan. Please file your exhibits with this registration statement in the form in which they will be substantially executed.
Response to Comment 3
          Please find attached to Amendment No. 1, Exhibit 10.1- Form of Amended and Restated Operating Agreement of ALST Casino Holdco, LLC; Exhibit 10.2- Form of Management Agreement; Exhibit 10.3- License Agreement between North Valley Enterprises, LLC and Aliante Gaming, LLC dated January 6, 2006; Exhibit 10.4- Form of License Agreement between Station Casinos, LLC and Aliante Gaming, LLC; Exhibit 10.5- Form of Senior Secured Credit Facility among Aliante Gaming, LLC, ALST Casino Holdco, LLC, the Lenders named therein and Wilmington Trust, National Association, as Administrative Agent; and, Exhibit 23.1- List of Subsidiaries.

ALST Casino Holdco, LLC

* * * *
          If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3458 or K. Ruth Wahl at (212) 373-3675.
Sincerely,
/s/ Gregory A. Ezring
Gregory A. Ezring

cc:	Soohyung Kim ALST Casino Holdco, LLC